 Exhibit 99.1

Westport Announces Technology, Investment, Market and Revenue Update

~Matching Investment and Revenue Outlook with Pace of Market Adoption, while Second Generation HPDI Technology Draws Support~

VANCOUVER, Sept. 30, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today an update to its Westport high pressure direct injection (Westport™ HPDI) second generation or "HPDI 2.0" development program and identified plans to further refine investment programs to align with its original equipment manufacturer (OEM) customers and the global pace of natural gas vehicle adoption and related infrastructure build out. In line with the pace of market adoption, Westport has updated its near term revenue outlook for the year ended December 31, 2014.

Westport currently has several engine development programs underway with multiple OEMs who are attracted to the unique Westport™ HPDI "diesel-like" power, torque and fuel economy benefits of a true compression ignition engine powered by natural gas. The introduction of Westport™ HPDI 2.0 is expected to provide dramatically better system costs and better compatibility with advanced diesel engine platforms compared to earlier generation systems.

A key component of the HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi Automotive PLC (Delphi), designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs.  The new generation injectors are running in engine tests today and are on display at the Delphi booth at the IAA Commercial Vehicles Show in Hanover, Germany. [Link: www.press-live.com/gb/mediaPresent.php?id=2410]. The HPDI 2.0 fuel system is expected to further increase OEM interest in natural gas products with industry-leading performance, fuel economy and flexibility. It is designed to provide stronger economics to truck customers across a broad range of engine displacements and applications compared to traditional natural gas engine technology.

The other major element of the HPDI 2.0 system is an upgraded liquefied natural gas (LNG) fuel storage and supply system, which includes the next generation Westport LNG tank with an integrated second generation cryogenic LNG fuel pump. Significant reduction in costs combined with major enhancements in reliability, durability, and serviceability deliver substantial improvements in customer operating uptime and return on investment. In addition, with the system's unique capabilities to exploit cold (unsaturated) LNG, station complexity is reduced and range is improved. The HPDI 2.0 LNG components will also be incorporated into the Westport iCE PACK™ LNG Tank System product for spark ignited engines, including the Cummins Westport ISX12 G.

As previously disclosed, Westport's OEM customers are testing trucks with some HPDI 2.0 components in China and Europe. The Weichai Westport HPDI 12-litre engine has recently received China V emissions certification from the National Passenger Car Quality Supervision & Inspection Center (Tianjin Automotive Test Center), opening the door for delivery of the first customer test trucks while OEM customers are testing trucks using Westport™ HPDI in Europe. Products will be available for controlled customer fleet deployment in 2015 in pre-production volumes. However, Westport is working with OEMs to incorporate of the next generation injector to take advantage of the new performance and cost benefits. Westport has calculated that heavy-duty trucks in China incorporating the full HPDI 2.0 system could be delivered with a typical 18 month payback.

Market development in both regions requires alignment with infrastructure investment, experience and training with these new high performance vehicles. Shifting Westport's focus to the new injector and related fuel system may delay the volume launch in the short term, but it is expected to result in materially better component costs, more efficient product investment, and improved customer economics compared to both diesel engines and other natural gas engine technologies in the future. In the near term, Westport expects fleets with high performance requirements to see HPDI trucks as offering unique capabilities and be encouraged to commit to adopting LNG with a clear path to upgraded and continued development of this technology.

The needs of customers in the primary markets for natural gas powered trucks-regional haul and dedicated routes-in North America are being met with currently available natural gas engines from Cummins Westport Inc. (CWI), Westport's joint venture with Cummins Inc. Today CWI is supplying virtually all natural gas engines in the U.S. commercial vehicle space. The development of natural gas infrastructure in the U.S. to support long-haul trucking has been steady but localized in a few regions over the last year. However, the new Cummins Westport ISX12 G spark ignited natural gas engine, introduced in 2013, which has established itself as a strong performer in regional trucking applications, is encouraging the development of both LNG and CNG infrastructure. It is clear that to meet the needs of the trucking community, the industry will need a broad range of engines and truck chassis, as well as investment in new infrastructure. Westport, together with its OEM customers, will pace investments in new products in order to match availability of refueling infrastructure and other market conditions.

"Westport is developing high performance natural gas engines that will be produced on the same production lines as the most advanced diesel engines, and will set the technology standard as natural gas penetrates global markets in Asia, Europe and North America," said David Demers, CEO of Westport. "Our OEM partners have a successful and long-term view of the industry and so do we, and we are pleased to see continuing interest in our latest generation of HPDI technology from an ever-increasing list of leading OEMs. While these new relationships are important, we are committed to balancing our technology investment portfolio to maximize future product growth and hitting our stated financial goal of company-wide positive adjusted EBITDA by the end of 2015. It is imperative that we take a long-term view on product development and make the appropriate decisions."

Financial Outlook

Westport is changing its revenue outlook for the year ended December 31, 2014 based on three primary factors. First, continued market uncertainty in Westport's primary markets—Europe, Russia and China—have impacted revenue in the Applied Technologies business in the second half of 2014. Second, key OEM development partners are moving to the newly co-developed Westport™ HPDI 2.0 injectors, which are expected to lower the cost of the system and provide benefits noted above, but the revised development schedule will defer related service revenue milestone payments in the near term. Westport will, however, be able to reduce its overall program expenses, offsetting the reduction in service revenue; and synergies across multiple customer programs are expected to allow better long-term returns. Third, a Westport customer who placed a significant order for Westport iCE PACK LNG Tank Systems has been unable to provide sufficient comfort to Westport that it will be able to meet its obligations and requirements in respect of such orders, and as such Westport does not intend to ship product to this customer until such comfort has been received. As a result of these factors, Westport has changed its forecasted 2014 revenue outlook to a range of $130 million to $140 million and will not expect its three operating business units combined to be positive Adjusted EBITDA for this year. Looking ahead, the Company reiterates its stated goal of reporting consolidated positive Adjusted EBITDA by the end of 2015, which will be driven by matching investments and expenses with the pace of market adoption, contributions from Westport's operating business units, Westport's share of net income (loss) from the joint ventures, and service revenue earned from Westport's development partners.

The foregoing financial outlook information for Westport is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the launch date, availability, manner of production,  pricing and benefits of the Westport HPDI 2.0 systems, future interest of OEMs in natural gas products, timing for availability of OEM customer products that incorporate HPDI 2.0 components, timing for delay of volume production and completion of Westport iCE PACK LNG Tank System orders, the timing for and ability of Westport to obtain its positive Adjusted EBITDA goals, revenue and financial results, demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein

SOURCE Westport Innovations Inc.

Image with caption: "First Generation Westport HPDI Injector and Next Generation Injector. (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20140930_C9875_PHOTO_EN_42922.jpg

%CIK: 0001370416

For further information:

Investor Inquiries:
Darren Seed
Vice President, Capital Markets & Communications
Westport
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 16:17e 30-SEP-14